A L L E N  &  O V E R Y

Allen & Overy LLP Level 32 40 Bank Street Canary Wharf London E14 5DU United Kingdom

Mr. Max A. Webb Division of Corporation Finance Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549
	Tel Fax Direct Mobile Personal fax	+44 (0)20 3088 0000 +44 (0)20 3088 0088 +44 (0)20 3088 2808 +44 (0)78 7644 4908 +44 (0)20 3088 0088

christopher.bernard@allenovery.com

Our ref              12262-02377 ICM:4053002.1

February 20, 2007

Re:	SEC Response to Holmes Funding Limited Registration Statement on Form S-3 Filed January 12, 2007, File No. 333-139944

Dear Mr. Webb:

We write in response to your letter of February 8, 2006, which contained comments on the registration statement on Form S-3 that was filed January 12, 2007. On behalf of Abbey National plc (Abbey), sponsor of the Holmes Residential Mortgage-Backed Note Issuance Programme (the Holmes Programme), we submit this response along with revised drafts of the base prospectus, form of prospectus supplement and registration statement on Form S-3.

To expedite review, we have marked each amended document to show changes from the last submission. In addition, the responses below follow the numbering of your comments and all page numbers refer to the pagination of the revised base prospectus (the base prospectus) and form of prospectus supplement (the prospectus supplement).

1.	Abbey confirms that (where required) the depositor, all past issuing entities established by the depositor and all affiliates of the depositor have filed current and timely Exchange Act reports during the last twelve months. Immediately below please find a list specifying each entity, its designation and its CIK code:

Relevant Entity	CIK Code
Holmes Funding Limited (depositor)	0001118916
Holmes Trustees Limited (mortgages trustee)	0001118921
Holmes Financing (No. 1) plc (past issuing entity)	0001118910
Holmes Financing (No. 2) plc (past issuing entity)	0001127884
Holmes Financing (No. 3) plc (past issuing entity)	0001140032
Holmes Financing (No. 4) plc (past issuing entity)	0001141798
Holmes Financing (No. 5) plc (past issuing entity)	0001160763

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AO.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Holmes Financing (No. 6) plc (past issuing entity)	0001186321
Holmes Financing (No. 7) plc (past issuing entity)	0001218064
Holmes Financing (No. 8) plc (past issuing entity)	0001276727
Holmes Financing (No. 9) plc (past issuing entity)	0001296938

2.	Abbey confirms in accord with Item 1100(f) of Regulation AB (Reg AB) that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.
3.	Abbey confirms that it will file unqualified legal and tax opinions at the time of each takedown in substantially the same form as the opinions filed as exhibits to the registration statement.
4.	Abbey confirms that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in an actual takedown. To the extent that any of these change, Abbey confirms that it will, as needed, file either a new registration statement or a post-effective amendment.

5.	Abbey confirms that all notes which are offered pursuant to the registration statement will be investment grade.
6.	At page S-8 of the prospectus supplement, we have added a cross-reference to the base prospectus to summarize the flow of funds, payment priorities and allocations among various classes of securities.
7.	We have summarized the formula for calculating servicer fees and identified both the source and distribution priority of these fees at pages S-13 and S-14 of the prospectus supplement.
8.	We have added language to page S-14 of the prospectus supplement that describes the mortgages trustee GIC account, the Funding GIC account and identifies Abbey as the mortgages trustee GIC provider and Funding GIC provider.

9.	Page S-9 of the prospectus supplement now gives additional information on the various forms of credit enhancement that are provided for the benefit of the offered notes. We have also added a new section entitled "[Credit enhancement or support providers]" to page S-25 of the prospectus supplement, which includes a form of disclosure indicating that the prospectus supplement will include the information required by Item 1114 of Regulation AB with respect to any relevant additional credit enhancement or support provider.

10.	We have revised the disclosure at page S-11 of the prospectus supplement to provide a brief description of product switches.
11.	We have provided further detail regarding the issuing entity accounts at page S-14 of the prospectus supplement.
12.	Abbey confirms that delinquent assets will be limited to less than 20% of the asset pool as at the relevant measurement date subject to Item 1101(c) of Reg AB for Master Trusts.
13.	We have added a table at pages S-36 and S-37 of the prospectus supplement that sets forth delinquency and loss information by number of accounts as well as by dollar amounts. Further, we have amended the description of the charge-off policy on page 104 of the base prospectus.

14.	The first sentence of the last paragraph in Annex E to the prospectus supplement has been amended as follows: "Static pool information is not deemed part of this prospectus supplement to the extent that the static pool information relates to loans originated by Abbey before January 1, 2006."

15.	We have revised the flow chart to identify Holmes Funding Limited as the depositor.
16.	We have revised the flow chart to show the previous issuing entities.
17.	The 2a-7 swap to the issuing entity is one of the issuing entity swaps indicated in the flow chart.
18.	Discussion of the main parties at page 17 of the base prospectus has been revised to identify Holmes Funding Limited as the depositor.
19.	The reference to "similar arrangements" in the context of remarketing, conditional purchase and 2a-7 swaps refers to any similar arrangements that may be used in future transactions but that have not currently been identified. We have added a reference at page 20 of the base prospectus to "similar arrangements specified in the applicable prospectus supplement." We have also added at page S-17 of the prospectus supplement a section entitled "Remarketing arrangements, conditional purchase arrangements, 2a-7 swaps or similar arrangements" that will allow Abbey to specify what arrangement, if any, it is using in a particular takedown.

20.	Abbey confirms that under no circumstances will it use any index that is not an index of interest rates for debt in specifying the rate at which floating rate notes bear interest.
21.	We have revised the description at page 93 of the base prospectus to clarify how the Abbey SVR is determined. There is also disclosure in the same section describing how the Abbey SVR is determined under the 1995, 2002, 2004 and 2006 mortgage conditions.

22.	The last paragraph of the DTC section on page 185 has been deleted.
23.	We have filed as exhibit 4.10 an updated servicing agreement that has been modified to comply with Reg AB. We will separately provide you with clean and blackline versions of the agreement.

We thank you for your quick and helpful review of the preliminary registration statement. As discussed, Abbey hopes to be in a position to request acceleration of the effective date of the registration statement by the end of February. Should you require any clarification or have any questions relating to these responses, please call the undersigned at +44 (0)20 3088 2808, Carlos Cabrera at +44 (0)20 3088 2907 or Robert Schwartz at +44 (0)20 3088 4313.

Yours sincerely

Christopher Bernard
Partner

Copy	Chris Fielding Abbey National plc 2 Triton Square Regent's Place London NW1 3AN United Kingdom